Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 4, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 133

Nuveen Zacks Select Equities Blend Portfolio, 2Q 2016

Nuveen Zacks Select Equity Income Portfolio, 2Q 2016

File Nos. 333-210180 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 133, filed on April 26, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Zacks Select Equities Blend Portfolio, 2Q 2016 and Nuveen Zacks Select Equity Income Portfolio, 2Q 2016 (the “Trusts”).

Part B

           1. In Part B, the section “Changes to Your Portfolio” does not fully explain what actions may be done to “protect the Trust.” Please explain and disclose what is meant by this phrase or otherwise rephrase this disclosure to ensure that the Trusts do not have any discretion in choosing their respective portfolios.

           Response: The first paragraph under the “Changes to Your Portfolio” section will be revised to state:

Changes to Your Portfolio. Your Trust is not a managed fund. The portfolio will not be modified to follow any investment strategy or changes to the investment strategy. Unlike a managed fund, Nuveen designed your portfolio to remain relatively fixed after its inception. Your Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, or in limited circumstances as set forth below. Specifically, the Trust Agreement provides that the Supervisor may (but need not) direct the Trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code, the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the Supervisor the sale of such securities is necessary to maintain the sound investment character of the Trust, or the sale of such securities is necessary or advisable to maintain the qualification of the Trust as a regulated investment company or provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excess taxes on the Trust or on undistributed income in the Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.

Additional Revisions

For the Nuveen Zacks Select Equities Blend Portfolio, 2Q 2016, Management would like to amend the “Final Portfolio” section on p. 3 to clarify that the sectors referred to in the sector limitation are Zacks Expanded Sectors, which are provided by Zacks Investment Research and can be accessed by anyone with a subscription. Therefore, the second paragraph of this section will be revised to state:

The Trust’s total exposure to any Zacks Expanded Sector, which is provided by Zacks Investment Research, is limited to 33.33% by having a limit of five securities per screening process (value or growth) in any given Zacks Expanded Sector. If a Zacks Expanded Sector exposure exceeds five securities in either screening process, the lowest ranked security within that sector will be removed and the next highest ranked security in a different sector will be added until only five securities from that sector remain.

In addition, management has informed us that the revised response provided for comment 21 in your letter dated April 26, 2016 must be revised once more. Comment 21 referred to the “Selection of Portfolio Securities” section on page 20 and stated: “In the second bullet, please clarify whether each of the four factors applies separately or whether a security would have to fail all four criteria before it would be excluded from the Trust.” In response to this comment, management would like to revise its response and state that a security that fails any one of the four criteria will be excluded. Consequently, the bullet will be revised to state: “Next, exclude securities that meet any of the following: have a market capitalization less than $300,000,000, have a share price of less than $5, have a dividend yield that is less than the average yield of the S&P 500 Index, or are not designated by the Zacks Rank Model as ‘Strong Buy’ or ‘Buy.’”

Similarly, the third bullet under “Growth Screening Process” on page 3 will be revised to state: “Exclude all securities that meet either of the following: do not have at least $50 million in annual sales or have a share price of less than $5.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren